UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 7398

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

February 22, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.50%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.50%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.50%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the 78,564,901 Common Shares that the Issuer reported as issued and outstanding as of February 5, 2016 in the Issuer’s Annual Report on Form 10-K filed February 11, 2016.

Explanatory Statement

This Amendment No. 17 (“Amendment No. 17”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 16 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 17 is being filed jointly by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by the addition of the following:

From February 18, 2016 through February 22, 2016, MHC purchased an aggregate of 374,763 Common Shares pursuant to the Stock Purchase Plan between Marubeni Aviation Holding Coöperatief U.A. and Citigroup Global Markets Inc., dated February 17, 2016 (the “2016 Purchase Plan”). Details of these purchases are set forth on Exhibit 7.19 and are incorporated herein by reference. After giving effect to these purchases, MHC owns an aggregate of 21,605,347 Common Shares. Based on the 78,564,901 Common Shares reported to be outstanding in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 11, 2016, the number of Common Shares beneficially owned by the Reporting Persons as of February 22, 2016 represents approximately 27.50% of the Common Shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by the addition of the following:

On February 22, 2016, the 2016 Purchase Plan automatically terminated by its terms as a result of the completion of the maximum permitted purchase amount as set forth in the 2016 Purchase Plan. The termination was required under the terms of the 2016 Purchase Plan and occurred solely because the automatic termination provision was triggered.

Item 7. Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.19	Purchases of Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2016

MARUBENI CORPORATION

By:	/s/ Akira Kotaki

Name:	Akira Kotaki
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Akira Kotaki

Name:	Akira Kotaki
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Akira Kotaki

Name:	Akira Kotaki
Title:	Managing Director